Exhibit 21.1
SUBSIDIARIES OF ARES STRATEGIC INCOME FUND

Name	Jurisdiction
Ares Dino TopCo 2 Sarl	LUXEMBOURG
Ares Direct Lending CLO 3 LLC	DELAWARE
ASIF Cayman Holdings Ltd.	CAYMAN ISLANDS
ASIF FIN LLC	DELAWARE
ASIF Funding I, LLC	DELAWARE
ASIF Funding II, LLC	DELAWARE
ASIF Funding III, LLC	DELAWARE
ASIF Holdings Inc.	DELAWARE